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                                                                 Exhibit (p)(17)

CHAPTER 14: PERSONAL ACCOUNT DEALING RULES

1    INTRODUCTION

1.1 The procedures set out in these Rules form the basis on which Employees are permitted to trade in any Investment. If you have any queries or if you are in any doubt about whether a particular transaction is permitted, you should consult one of the Compliance Officers. Any amendments to these procedures will be notified to you and the procedures as varied must be complied with from the specified effective date. Definitions of certain terms used in this Code are set out at the commencement of this document and definitions of other terms used in these Rules are set out in Rule 8 below.

1.2 The Group allows its employees to deal on their own account on the basis that employees will not trade to the disadvantage of the Group's clients, abuse their trust and responsibility or take inappropriate advantage of their position. You are reminded that your principal responsibility is to attend to the Group's business and that your personal business (without exception) must be subordinated to the interests of the Group and its clients. YOU ARE BOUND BY THESE PERSONAL ACCOUNT DEALING RULES AND ARE REQUIRED TO OBSERVE THEM AS A TERM OF YOUR CONTRACT OF EMPLOYMENT. PERSONAL ACCOUNT DEALING IS PERMITTED ONLY IN THE CIRCUMSTANCES AND IN ACCORDANCE WITH THE PROCEDURES SET OUT BELOW. IT IS ESSENTIAL THAT YOU FAMILIARISE YOURSELF WITH THESE PROCEDURES.

1.3 TRADING WHILE IN POSSESSION OF INSIDE INFORMATION OR PASSING INSIDE INFORMATION TO OTHERS, OR PROCURING OTHERS TO TRADE WHILE IN POSSESSION OF INSIDE INFORMATION ARE CRIMINAL OFFENCES UNDER PART V OF THE UK CRIMINAL JUSTICE ACT 1993 AND ALSO CONSTITUTES CRIMINAL OFFENCES OF US FEDERAL SECURITIES LAWS, A BRIEF SUMMARY OF WHICH IS SET OUT IN RULE 9. IT SHOULD ALSO BE NOTED THAT UNDER THE CORE CONDUCT OF BUSINESS RULES OF THE FINANCIAL SERVICES AUTHORITY, THERE IS A CIVIL REMEDY AGAINST ANYONE (FIRM OR EMPLOYEE) SUBJECT TO THESE RULES WHO DEALS AS AN INSIDER. INSIDER TRADING IS ALSO PROHIBITED UNDER THE LAWS OF OTHER JURISDICTIONS AND BREACHES CAN GIVE RISE TO BOTH CRIMINAL AND CIVIL PROCEEDINGS UNDER SUCH LEGISLATION. THE ANTI-MONEY LAUNDERING LAWS/REGULATIONS IMPOSE STRINGENT RESPONSIBILITIES ON INDIVIDUALS AND, THEREFORE, IT IS ALSO ESSENTIAL THAT YOU ARE AWARE OF YOUR OBLIGATIONS AND COMPLY WITH THE BAM ANTI-MONEY LAUNDERING POLICY AND PROCEDURES GOVERNING MONEY LAUNDERING DETERRENCE.

1.4 You must treat as confidential all documentation and information of a sensitive nature including information relating to clients and any matter relating to the BAM Group. You must take all reasonable steps to ensure that such information and documentation is not divulged to anyone without the prior written consent of the client or a Director of the relevant BAM Group company. The obligation of confidentiality continues after an employee has left the employment of the Group for whatever reason. If you are not certain about what is or is not confidential, you should check beforehand with a member of the Legal and Compliance Department. Confidential matters must not be used for any kind of Personal Account Dealing. You must also be aware of and observe the Group Market Conduct Policy relating, amongst other matters, to prevention of the passing of confidential or price-sensitive information from one department or company of the BAM Group to another.

1.5 If you are precluded under these Rules from effecting a transaction for your own account, you must not (except in the proper course of your duties at BAM) (a) procure any other person to deal or (b) communicate any information/opinion to any other person if you know, or ought to know, that as a result of you doing so, the other person will enter into such a transaction or counsel or procure some other person to do so.

1.6 FAILURE TO OBSERVE THESE PERSONAL ACCOUNT DEALING RULES MAY BE CONSIDERED AS GROUNDS FOR DISCIPLINARY ACTION AND A BREACH MAY BE TREATED AS GROSS MISCONDUCT LEADING TO SUMMARY DISMISSAL. IN ADDITION, A TRANSACTION EXECUTED IN BREACH OF THE RULES MAY BE REQUIRED TO BE CANCELLED OR REVERSED, IN WHICH CASE ANY PROFIT REALISED WILL BE REQUIRED TO BE GIVEN TO CHARITY (DISGORGED) AS DIRECTED BY THE GROUP, AND ANY LOSS WILL BE BORNE BY THE EMPLOYEE. PLEASE NOTE: IF YOU ARE NOT CERTAIN THAT WHAT YOU WANT TO BUY/SELL IS AN "INVESTMENT" AS DEFINED BY THESE RULES, PLEASE CONTACT COMPLIANCE.


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CHAPTER 14: PERSONAL ACCOUNT DEALING RULES

2    SPECIFIC EXEMPTIONS FOR CERTAIN TRANSACTIONS/ARRANGEMENTS

2.1  These Rules apply to any transaction in an "Investment" as defined in Rule
     8.12. However, unless specified to the contrary below or elsewhere in these Rules, subject to compliance with the other provisions of these Personal Account Dealing Rules, you are not required to comply with rules 3.1 and
     4.1 below (prior permission and arrangements for duplicate trade confirmations to be provided by the Broker to the Compliance Department) in respect of transactions or arrangements outlined below in this Rule 2, in relation to which general permission to trade is hereby provided to you.

2.2 Dealings in Unit Trusts and other open-ended Mutual Funds ("Funds"). However, this exemption is not available to, and therefore prior authorisation must be obtained by, Access Persons in respect of Funds which are managed by a BAM Group company. It should be noted that any investment made in an open-ended mutual fund managed by BAM (a "BAM Group Fund") is required to be held for a minimum of 30 calendar days (refer to Rule 5.1 below for further information). Additionally, in respect of any proposed transaction in a BAM Group Fund, the staff member must submit details of the trade via BAM email directly to the Mutual Fund Dealing Desk and ensure, for purchases, that payment is received by the Company by the due settlement date.

2.3 Life insurance policies and pension schemes provided that you do not give execution instructions or advise on any particular transaction in Investments within the policy or scheme.

2.4 Transactions in, or relating to, spot and forward foreign exchange, including, options, futures, contracts for differences and spread bets relating to currencies.

2.5 Provided that a copy of the written instruction to the Broker is sent to the Compliance Department, you may enter into any arrangement under which Investments are: (a) purchased pursuant to regular standing order or direct debit arrangements; (b) acquired by way of a standing election to reinvest dividends or other distributions received; and (c) acquired pursuant to a standing election to receive shares in place of a cash dividend.

2.6 Transactions effected by an external fund manager for a portfolio managed by that firm on a fully discretionary basis. Refer to rule 3.2 below.

2.7 Transactions effected for a discretionary managed Individual Savings Account ("ISA") (refer to Rule 3.3 below) or Personal Equity Plan ("PEP") which invests in a single company or security. This exemption does not apply to self-select ISAs or PEPs where you may select the Investments.

2.8 Applications for participation in initial public offers. However, this exemption is not available to Access Persons in respect of proposed participation in Investments registered for public offer in the United States. It should be noted that this exemption is not available to any member of staff for any proposed participation in a private placement.

2.9 Options, futures, contracts for differences and spread bets relating to indices (including exchange-traded funds which have the objective solely of tracking an index).

3    ARRANGEMENTS WITH BROKERS

3.1 Before you commence dealing in any Investments either for your own account or the account of a Connected Person (see point 8.6), you must set up an account with a Broker of your choice. The Broker must be notified in writing that you are a Director/employee of Baring Asset Management and that a copy of the contract note or confirmation for each transaction must be sent (at the same time that the original is sent) to the Compliance Department at Baring Asset Management, 155 Bishopsgate, London, EC2M 3XY.


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CHAPTER 14: PERSONAL ACCOUNT DEALING RULES

3.2 If you intend to place funds under discretionary management with an external fund manager you must provide to the Compliance Department the following details in writing: (a) the name of the firm; (b) confirmation that the account will be managed exclusively at the discretion of that firm without any consultation with, or instruction from, you on individual investment decisions (i.e. the account must be managed entirely at that firm's discretion); (c) a copy of the agreement with, or instructions to, the fund manager to verify that the account is managed by the external firm on a fully discretionary basis; (d) a copy of a letter to the fund manager informing it that you are a Director/employee of Baring Asset Management and that the Group's approval of the arrangements is dependent upon you not being made aware of investment decisions until after transactions are effected; (e) a copy of the fund manager's acknowledgement to the letter referred to in (d) above; and (f) any notice of termination of any such arrangement. If you are an employee who falls within 5.2 you should consult a Compliance Officer in order to cover notification required to the external firm regarding prohibitions on dealing for the account during close periods of the specified closed-end Funds managed by the BAM Group.

3.3 If you intend to open a discretionary managed Individual Savings Account ("ISA"), you must provide to the Compliance Department the following details in writing: (a) the name of the ISA Manager; (b) confirmation that the ISA will be managed exclusively at the discretion of the ISA Manager without any consultation with or instruction from you on individual investment decisions; (c) a copy of the ISA application form or instructions sent to the ISA Manager to verify that the account is managed by the ISA Manager on a fully discretionary basis; (d) a copy of a letter to the ISA Manager informing that you are a Director/employee of Baring Asset Management and that BAM's approval of the arrangements is dependent upon you not being made aware of investment decisions until after transactions are effected; (e) a copy of the ISA Manager's acknowledgement to the letter referred to in (d) above; (f) any notice of termination of any such arrangement.

4    CLEARANCE, REPORTING & RELATED PROCEDURES

4.1 Unless the Investment or transaction is exempted under rule 2 above, before dealing for your own account or for an account within rule 8.13, you must obtain authorisation from the Compliance Department. You must enter the details relating to the order to be executed directly on to the Dealing Form available on the Intranet Legal & Compliance web page (referred to in these Rules as the "Personal Account Dealing System"). Any such permission requested by a Compliance Officer/Manager must be authorised by his/her line manager and, in the case of the BAM Group Head of Legal & Compliance by the Head of UK Compliance and the Chairman & Chief Executive BAML.

     Subject to rule 4.2 below, provided that the relevant investment, dealers and Portfolio Control teams' members have confirmed to Compliance, via the Personal Account Dealing System, that there are no transactions being executed and no decision has been made to deal in the same investment for a BAM Group client, the trade will be authorised by the Compliance Department. A Compliance Officer/Manager will send an email via the Personal Account Dealing System, to inform the staff member (who has requested permission) whether permission to deal has been given or denied. The Compliance Officer/Manager may seek confirmation of relevant facts relating to the proposed transaction.

     In the event that you are not in the office on the day the transaction is to be undertaken, you must telephone a Compliance Office/Manager for permission to be arranged and documented as required above. The Compliance Officer/Manager must complete the Dealing Form (using the Personal Account Dealing System) during the telephone conversation.

4.2

     (a) Unless the specific written consent of a Compliance Officer is obtained, permission to deal will be refused for three business days either side of the date(s) on which a BAM Group company intends to deal, is dealing or has dealt in the same Investment (or related Investment, such as warrants or options), for a BAM Group client (consequently, a "blackout period" of seven business days applies). AS A RESULT OF THIS POLICY, EMPLOYEES MAY NOT BE ABLE TO LIQUIDATE


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CHAPTER 14: PERSONAL ACCOUNT DEALING RULES

          INVESTMENTS IN A TIMELY FASHION AND MUST THEREFORE BE PREPARED TO BEAR THE HOLDING RISKS OF AN INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

     (b) ANY CONSENT PROVIDED BY A COMPLIANCE OFFICER UNDER RULE 4.2 (A) ABOVE CAN ONLY BE GIVEN IN EXCEPTIONAL CIRCUMSTANCES AND SUBJECT TO THE COMPLIANCE OFFICER BEING SATISFIED THAT:

          (i) the proposed transaction could not reasonably be expected to disadvantage any BAM Group clients and, ordinarily, only where the staff member has made a continuing good faith effort to comply with these Personal Account Dealing Rules in respect of the denied transaction. Permission is more likely to be granted in respect of Personal Account trades involving a small amount of Investments in an issuer that has a very high average daily trading volume, such that the staff member's transaction will not materially affect the price of those Investments; and

          (ii) the staff member has no involvement in, and no access to, the investment decision making, formulation of investment strategy or making of any investment recommendations to any client for whom the BAM Group has decided to deal, is dealing or has dealt in the same investment.

          The Compliance Officer is required to make a full and detailed record of any consent given under this provision and the note must include the reasons as to why he/she is satisfied that the requirements of this Rule 4.2 (b) have been satisfied.

4.3 Before seeking permission to trade, you must ensure that you have the required funds, and in the case of a sale of a security, the security is available for immediate delivery.

4.4 The permission remains valid for 24 hours after it has been granted and, in respect of permission given on the last business day of a week, until the end of the next trading session for transaction in markets where the Group London office does not deal. Once permission is obtained, you are permitted to give the order directly to your Broker.

4.5 All Personal Account Dealing transactions are monitored by the Compliance Department on a daily basis and the Compliance Department checks:

     (a) that each Personal Account Dealing transaction has been properly authorised and reconciles the trade against the duplicate trade confirmation received from the Broker; and

     (b) client trades executed by the Group in the same Investment to ensure that there is no evidence of front-running or back-trading; and

     (c) that there are no other breaches of these Personal Account Dealing Rules by Group employees.

     Any unauthorised trades or material/persistent breaches in adhering to these rules will be reported to the BAML Management Committee, the Head of Human Resources and the employee's Functional Head.

4.6  On a monthly basis, the Compliance Department will provide to each:

     (a) Functional Head, details of trades undertaken by staff who are Access Persons within his/her responsibility. Reporting to the Functional Heads of other staff will be undertaken when Compliance considers their level of trading to be excessive compared to trading generally; and

     (b) Head of relevant Investment Team, details of trades undertaken by Group staff in Investments within the scope of that Investment Team.

     Each such report must be treated by the Functional and Investment Team Heads as confidential information, signed to acknowledge receipt of the details and acceptance of the trades and returned to the Compliance Department.


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4.7  Staff who are "ACCESS PERSONS" are required under US regulations to:

     (a) provide, within 10 days after joining or transferring to such a role, details of all existing Investments in which he/she and any Connected Person (see 8.6) has a direct or indirect beneficial interest. The form for this notification is sent to the Access Person by the Compliance Department and is required to be completed and returned to the Compliance Department within the 10 days period;

     (b) complete a quarterly report setting out details of each transaction undertaken during the relevant quarter as a result of which they and their Connected Persons acquired a direct or indirect beneficial interest in an Investment. The quarterly report is sent to each Access Person by the Compliance Department and is required to be completed and returned to the Compliance Department within 10 days after the end of the relevant quarter; and

     (c) complete an annual statement setting out details of Investments in which he/she and any Connected Persons have a direct or indirect beneficial interest as at December 31 of the preceding year. This annual report form is sent to each Access Person by the Compliance Department and is required to be completed and returned to the Compliance Department by January 30 following the year covered by the report.

     The Compliance Department maintains a list of Group staff who are Access Persons and therefore subject to the above requirements and is responsible for sending the forms mentioned in paragraphs (b) and (c) above to the relevant staff members. The Compliance Department will inform the relevant members of staff who are covered by paragraphs (b) and (c) that they are Access Persons and up-date the Access Persons list as and when required. The Compliance Department will provide to a new joiner who is, or a transferee who becomes, an Access Person, the form required under paragraph
     (a) above and the completed form is required to be returned to the Compliance Department.

     The above mentioned reports completed by each Access Person are required under US regulations to be reviewed by appropriate Group Management or Compliance personnel. Transactions effected by all Group staff are reviewed by a Compliance Officer/Compliance Manager. In respect of the initial and annual reports completed by each Access Person under paragraphs (a) and (c) above, it is Group policy that such reports are reconciled to, and reviewed against, the other above mentioned periodic reports provided by an Access Person. Any irregularities or discrepancies noted by a Compliance Officer/Manager will be queried with the Access Person. Employees should be aware that in reviewing the above mentioned reports submitted by them, their Personal Account Dealing trades will be compared with trades executed on behalf of clients and contract notes, statements, trade confirmations, and other information received by the Compliance Department will also be used to monitor and review Personal Account Dealing for compliance with this Code. The Compliance Department may initiate inquiries of employees regarding personal account trading. Employees are required to co-operate with such inquiries and any review procedures used by the Group. An employee's refusal to co-operate in such inquiries may result in disciplinary action, including dismissal.

4.8 The BAML Management Committee and your Functional Head may, despite the procedure for permissions outlined in rule 4.1 above, require that the number of transactions being undertaken by you be reduced if, in his/her opinion, such transactions are affecting your contribution to the work of your Department or for any other reason.

5    RESTRICTIONS ON TRADING IN CERTAIN FUNDS MANAGED BY THE BAM GROUP

5.1 Any investment made in a BAM Group Fund must be held for a minimum of 30 calendar days. Exceptionally, in extenuating circumstances only, a Compliance Officer may grant permission to sell such a holding within the 30 day period, however, any such permission will only be given if the Compliance officer is satisfied that (i) no conflict of interest arises (for example, with regard to the role of the employee and the relevant
     Fund), and (ii) the proposed sale could not reasonably be expected to disadvantage other investors in the Fund. The Compliance Officer is required to make a


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CHAPTER 14: PERSONAL ACCOUNT DEALING RULES

     detailed record of any consent given under this provision, recording the reasons as to why he/she is satisfied that the conditions set out in this rule 5.1 have been satisfied.

5.2 If you are a Director, or concerned with the management, of an Investment Trust sponsored by BAM, you are prohibited from dealing in the Investments of these companies during the close periods relating to these Funds.

6    UNREASONABLE TRADING

(a) You must not undertake any transactions which: (a) commit you to a financial liability which you are not able to meet from readily available funds or otherwise which are not commensurate with, or over-extend, your financial resources; or (b) may affect your good standing and reputation or that of the MassMutual and BAM Group; or (c) reduce your contribution to the work of your department and/or affects your duties to the Group or its' clients.

     Group companies reserve the right, in any event, to require an employee to close out or reverse a transaction.

7    GENERAL PROHIBITIONS AND RESTRICTIONS

7.1 Intra-day trading (buying and selling an Investment on the same day), short selling (selling Investments which you do not own), including writing an uncovered option on a security, are prohibited unless the prior permission of the Compliance Officer is obtained for the specific trade. Permission will usually be denied unless extenuating circumstances apply.

7.2 You must not request or accept from a Broker any credit or special trading facilities in connection with a transaction.

7.3 In determining whether to give or refuse permission for participation in private placements and, in respect of Access Persons, in initial public offerings of Investments registered for public offer in the United States, the Compliance Officer will take into account the following important factors:

     (a) whether the employee could influence the issuer or broker to the offer and whether the investment opportunity is otherwise being offered to the employee by virtue of his position with the Group;

     (b) whether there is any conflict of interest in the proposed investment by the employee; and

     (c) where investment in the relevant security has been, or is to be, made by the BAM Group for clients, whether the investment opportunity should be reserved for clients.

     Where permission has been given to an Access Person to participate in an initial public offer in respect of a proposed participation in Investments registered for public offer in the United States or a private placement, the Compliance Officer must record such approval and the reasons for granting permission.

     Access Persons who have previously been given permission to participate in any initial public offer or private placement must notify the Compliance Officer in the event that there is any subsequent proposal to purchase a security of the same issuer for any 1940 Act client. In such circumstances, the proposal to purchase the relevant security for a 1940 Act client must be subject to independent review by a member of investment staff who does not have any personal interest or conflict in relation to the proposed purchase for the 1940 Act client.

7.4 You must not, either solely or jointly with others, make multiple applications for any security offered for sale and should note that the making of such multiple applications is usually treated as a criminal offence.


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7.5  You must not trade in an Investment at a time or in a manner which you know, or should know, is likely to have an adverse effect on the particular interests of any client of the BAM Group. Employees must not carry out any dealings in any Investment where they know or should know that a BAM Group company is about to take similar action, or is in the course of dealing, on behalf of BAM Group clients or otherwise in circumstances where there is any actual or potential conflict of interest.

7.6 Unless specific written prior permission is obtained from a Compliance Officer, you must not undertake any transaction in Investments directly with any client of the BAM Group unless the client is a broker. Permission will be denied unless the client is the spouse, co-habitant or infant child of the employee.

7.7 There may be periods during which you will not be permitted to trade in certain Investments as a result of the involvement of another MassMutual company in a particular transaction, for example, as an adviser and/or sponsoring broker to new issues and public company take-overs or other involvement which cannot be disclosed. Accordingly, the right is reserved on behalf of the Group to prohibit certain Personal Account Dealings in order to prevent possible conflicts of interests. A senior Compliance Officer has the authority to refuse any transaction without explanation. You may not disclose to anyone that such refusal has occurred.

7.8 If you know that a MassMutual company intends to publish a research recommendation or a piece of research or analysis, or other information on an Investment which could reasonably be expected to affect the price of that Investment (or related Investments such as options or warrants), you must not deal in such Investments until the recommendation or research has been published and the information has been made public.

7.9 If you are precluded from dealing under the procedures set out in these Personal Account Dealing Rules, you must not (except in the proper course of your employment) counsel or procure any other person to deal or communicate any information or opinion to another person if you know or have reason to believe that the other person will, as a result, deal or counsel or procure someone else to do so.

8    DEFINITIONS

     The definitions of terms used in these Rules are set out below:

8.1 "ACCESS PERSON" means any Account Manager/Fund Director of 1940 clients of BII, all members of Investment Teams (including their Assistants), all Dealers (excluding dealers of BAM Group Funds Dealing Desk), all members of Portfolio Control, Directors of BII and any other member of staff who in the ordinary course of business makes decisions regarding, participates in, or obtains information about, intended investment transactions to be effected for any 1940 Act client.

8.2 "BAM GROUP" means Baring Asset Management Limited and any of its subsidiaries and Baring Asset Management Holdings Inc. and its subsidiaries.

8.3  "BII" means Baring International Investment Limited.

8.4 "BROKER" means any broker, bank or other organisation which offers a dealing or fund management service in Investments, or which offers retail investment vehicles.

8.5 "COMPLIANCE DEPARTMENT" "COMPLIANCE OFFICER/MANAGER" and "LOCAL COMPLIANCE OFFICER" means the Group London Department and a Compliance Officer or Compliance Manager of that Department.

8.6  "CONNECTED PERSON" means:


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     (a)  Any company, partnership or other unincorporated body controlled by you or by another person falling within the categories set out below, or in which you or that person has a significant interest.

     (b)  Your spouse or partner.

     (c) Any child under the age of 21, wherever resident and children over the age of 21 who normally reside in the household.

     (d)  Any members of your household.

     (e) Any other person who is associated with you or by reason of a domestic or business relationship (other than as arises solely because that person is a client of the BAM Group), such that you have influence over that person's judgement as to how to invest his/her funds or exercise any rights attaching to his/her Investments.

8.7 "FUNCTIONAL HEAD" means for the purposes of these Rules, the Manager/Head of Department/Director to whom the employee reports. .

8.8 "GROUP" and/or "GROUP COMPANIES" means BII, Baring Asset Management Limited, Baring Fund Managers Limited and Baring Investment Services Limited.

8.9 "EMPLOYEE", "STAFF"or "YOU" means any Director, employee, secondee, contractor and part-time or temporary employee of a Group company.

8.10 "MASSMUTUAL" means companies within the MassMutual Group of which the ultimate parent company is MassMutual Life Insurance Company.

8.11 "INSIDE INFORMATION" is as defined in Rule 9.

8.12 "INVESTMENTS" means:

(a) any equity and debt securities, including shares, stock, investment trusts, VCTs, treasury stock, bonds, debentures, loan stock, debenture stock, convertible stock, money market instruments, and whether such investment is listed or unlisted (including private placements) and whether traded in the UK or abroad; and

(b) warrants, options, futures, contracts for differences (this includes covered warrants, swaps and any instrument which settles on a cash difference) and "spread bets" on any security or investment referred to in Rule 8.12 (a) above.

     In respect of Access Persons, the term "Investments" also includes

     (i) applications for participation in public offers of securities registered for public offer in the United States and, trades in unit trusts and other open-ended mutual funds which are managed by the BAM Group (inc. Baring Hedge Select and Asia Hedge Select, China Absolute Return Fund etc)

     (ii) holdings and transactions in unit trusts and other open ended mutual funds which are NOT managed by the BAM Group must be disclosed on the Annual and Quarterly Statement of holdings/transactions. [Note: Prior permission to trade is not required in mutual funds not managed by the BAM Group.]

8.13 "PERSONAL ACCOUNT DEALING" and "STAFF DEALING" or any similar expression means transactions in Investments effected by:

(a) you for your own account (whether the transactions undertaken on such account by you are for your benefit or that of another person);

(b) you for any other person who has given you, in your personal capacity, permission or authority to transact on their behalf;


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CHAPTER 14: PERSONAL ACCOUNT DEALING RULES

(c) you in your capacity as a personal representative of an estate or as a Trustee of a trust (in or under which there is a significant interest held by you or any person (including a company) associated with you). If you are a Trustee of a trust in which you have no beneficial interest but may or may not be involved in the taking of investment decisions, brief details of such arrangements must be provided to the Compliance Department, including the names of all the Trustees and how investment decisions are made;

(d) you in your capacity as a personal representative or a Trustee (otherwise than in (c) above), unless, in making the decision to trade , you are relying entirely on the advice of another person from whom it is appropriate to seek advice in the circumstances;

(e) an Access Person or his/her Connected Person in which he or she directly or indirectly acquires beneficial ownership as defined in Rule 16a-1(a)(2) of the US Exchange Act. In general, transactions made by a third party and which are not subject to the discretion or approval of the Access Person or his/her Connected Person are excluded from the beneficial ownership definition but more details are available on the definition from the Compliance Department.

8.14 "SEC" means the Securities and Exchange Commission of the USA.

8.15 "1940 ACT CLIENTS" means clients of BII which are US-registered 1940 companies.

9    SUMMARY OF UK AND US INSIDER DEALING/TRADING LAWS

9.1 Set out below is a summary of the provisions of Part V of the UK Criminal Justice Act 1993 ("CJA"). If a member of staff would like further details or is in any doubt whether a particular transaction would be prohibited by the CJA, he should consult a senior Compliance Officer.

     The CJA covers ANY SECURITIES (equities and debt instruments and any related derivatives-options, futures and contracts for differences) LISTED OR QUOTED ON ANY REGULATED MARKET.

     It is an offence for an individual who is an INSIDER to:

     -    deal in the relevant security; or

     -    encourage any one else to deal in it; or

     - disclose the information to any one else (other than in proper performance of his office/employment).

     An INSIDER is someone who possesses information that he KNOWS is (i) INSIDE INFORMATION and (ii) acquired from an INSIDE SOURCE.

     To be INSIDE INFORMATION, it must:

     -    relate to a particular security or issuer/issuer group;

     -    be specific or precise information (i.e. not be of a general nature);

     - be unpublished (i.e. not have been made public-news information systems, newspapers-could mean publication only outside the UK in relation to an overseas market); and

     - price-sensitive (i.e. if the information were made public, it would be likely to have a significant effect on the price of that security).

     An INSIDE SOURCE is someone who the Insider knows is (directly or indirectly) either a director, employee or shareholder of the issuer/issuer group or, a person who has access to the information by virtue of his employment, office or profession (lawyer, investment banker etc)

     The CJA applies to work related and personal dealings and Inside Information obtained other than through employment (e.g. from social contacts) from a person falling within the "Inside source" definition.


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CHAPTER 14: PERSONAL ACCOUNT DEALING RULES

9.2  SUMMARY OF THE US FEDERAL SECURITIES LAWS.

     It is an offence for any person to trade in securities while in possession of material non-public information ("Inside Information"), or to communicate that information to others. Information is:

     - "Material" if there is a substantial likelihood that a reasonable investor would consider the information important in making his/her investment decisions. Generally, this is information, the disclosure of which will have a substantial impact on the price of a company's securities. No simple test exists to determine when information is material; assessments of materiality involve a highly fact-specific inquiry. For this reason, you should direct any questions about whether information is material to a Compliance Officer;

     - "Nonpublic" Information if it has not been disseminated broadly to investors in the marketplace. Information should be considered to be "non-public" unles you can point to a specific fact or event indicating that the information has been generally disseminated. Tangible evidence of such dissemination is the best indication that the information is public, for example, information which has become available to the general public through a public filing with the SEC or another government agency, or distributed on the Dow Jones "tape" or a publication of general circulation, and after sufficient time has passed so that the information has been disseminated broadly. "Market rumors" should not be considered to be publicly disclosed information.

     The federal securities laws are criminal statutes and violations may result in criminal sanctions, including a fine up to $1,000,000 and/or ten years imprisonment. The SEC can recover the profits gained or losses avoided through the illicit trading, a penalty equal to three times the unlawful profit made, and an order permanently barring violators from the securities industry. Insider Traders may also be sued by clients or other market investors seeking to recover damages for insider trading violations.

     Staff and their Connected Persons must not participate in, recommend, or cause another person to engage in a securities transaction whilst in possession of Inside Information relating to that security (obtained from any source) or information concerning current or contemplated trading in the security by the Group Companies for clients.

9.3 EXAMPLES OF INSIDE INFORMATION: Unannounced information which relates to a company's results and operations, including, for example, annual and half-yearly earnings results and dividends; management information; changes in previously released earnings estimates or capital structure; significant acquisitions or realisation of assets (including whole or part purchase/disposal of shareholdings), possible merger/acquisition or take-over; major litigation, liquidation problems, changes in directors/management; significant order to purchase/sell securities of that company by any person (including a Group Company, proposed change in the general nature of the business and any other information necessary to enable shareholders and the public to appraise the position of a company and to avoid the establishment of a false market in its securities. Additionally, pre-published information about reports in the financial press may also be deemed to be insider Information. For example, the U.S. Supreme Court upheld criminal convictions of insider trading by defendants who profited by using pre-published information about the Wall Street Journal's "Heard on the Street" column.


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